Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Post-Effective Amendment No. 1 to Registration Statement No. 333-113737 of our report on the financial statements dated July 25, 2005, (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement of the 2003 and 2002 consolidated financial statements as discussed in Note 2 to the consolidated financial statements) and of our report on internal control over financial reporting dated July 25, 2005, (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of material weaknesses) appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP
Minneapolis, Minnesota
September 20, 2005